UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On June 28, 2018, Cellect Biotechnology Ltd. (the “Company”) convened its annual general meeting, however, the meeting was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Company’ annual general meeting will be reconvened on Thursday, July 5, 2018 at 11.00 a.m. (Israel time) at the offices of Doron, Tikotzky, Kantor, Gutman & Amit Gross, at B.S.R 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak, Israel.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Date: June 28, 2018		Title: Chief Financial Officer

3